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                                              Filed by Laser Vision Centers Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                      Subject Company: Laser Vision Centers Inc.
                                                  Commission File No.: 001-10629

     The following is the text of a joint press release issued by TLC Laser Eye Centers Inc. and Laser Vision Centers Inc.:

     [LOGO OF TLC LASER EYE CENTERS INC.]    [LOGO OF LASER VISION CENTERS INC.]

     JOINT NEWS RELEASE

     FOR IMMEDIATE RELEASE

     For further information:

     For analyst, investor and business/financial/trade media support contact: Stephen Kilmer, TLC Laser Eye Centers Inc., 905-238-3904, stephen.kilmer@tlcvision.com or John Stiles, Laser Vision Centers Inc., 314-434-6900, jstiles@laservision.com.

     For consumer, doctor and general inquiries contact: David Smith, TLC VISION Merger Hotline, 1-800-TLC-1033 ext. 3060, merger@tlcvision.com.



TLC AND LASER VISION CENTERS MERGER ON-TRACK WITH FILINGS

     BETHESDA, MD and ST. LOUIS, MO, September 19, 2001 - TLC Laser Eye Centers Inc. (NASDAQ:TLCV; TSE:TLC) and Laser Vision Centers Inc. (NASDAQ:LVCI) jointly issued the following update on the estimated time table for completing their proposed merger, announced on August 27.

     Yesterday, TLC and LaserVision completed the pre-merger notification filings with the U.S. Federal Trade Commission ("FTC") required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The companies also anticipate filing a preliminary joint proxy statement and prospectus with the U.S. Securities and Exchange Commission ("SEC") within the next few weeks.


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     The two organizations remain confident that the merger, which is subject to certain closing conditions, including regulatory approvals and the approval of TLC and LaserVision shareholders, will close by the end of this calendar year.

     "More than just a simple business combination, this merger is designed to generate a sum greater than its two parts. There is little question that current economic conditions are weak. Those conditions may, however, create an even larger opportunity to capture the significant synergies that we expect from joining our two companies," commented Jack Klobnak, Chairman and CEO of LaserVision.

     ABOUT TLC

     Founded in 1993, TLC enjoys a number of valuable assets including a network of more than 12,500 affiliated doctors, access to some of the newest refractive technologies, proven patient education and marketing programs, The TLC Lifetime Commitment SM to patients, a full suite of advanced information systems and support services, and a well established corporate brand.

     ABOUT LASERVISION

     Founded in 1986, LaserVision brings extensive relationships with more than 900 independent surgeons, a strong operations management culture, state-of-the-art mobile laser technology, and experience with the mobile cataract services and ophthalmic ambulatory surgical center businesses. LaserVision operates in the United States and the United Kingdom.


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     MAP

     A map showing the geographical location of each TLC and LaserVision site can be viewed at www.tlcvision.com/merger/index.html or www.laservision.com/merger.

     IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

     This press release contains certain forward-looking statements about TLC, LaserVision and the proposed merger within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward looking terminology, such as "may", "will", "expect","intend", "anticipate", "estimate", "predict", "plan" or "continue" or the negative thereof or other variations thereon or comparable terminology referring to future events or results. Forward looking statements, by their nature, are subject to risks and uncertainties, TLC's and LaserVision's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the ability of TLC and LaserVision to consummate a merger and successfully integrate operations, the timing of expenditures and expansion opportunities, any of which could cause actual results to vary materially from current results or anticipated future results. See TLC's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission and LaserVision's reports filed with the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward looking statements. TLC and LaserVision assume no obligation to update the information contained in this press release to update forward looking statements to reflect changed assumptions, the occurrence of anticipated events or changes in future operating results, financial condition or business over time.

     TLC plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Laser Vision plans to file with the SEC and mail to its shareholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about TLC, Laser Vision, the transaction and related matters. You are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. You will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by TLC and Laser Vision through either company or through the web site maintained by the SEC at www.sec.gov. TLC and Laser Vision, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies with respect to the transaction. Information regarding TLC's directors and executive officers is contained in TLC's reports filed with the SEC, which are available at the web site maintained by the SEC at www.sec.gov or directly from TLC. Information regarding Laser Vision's directors and executive officers is contained in Laser Vision's reports filed with the SEC, which are available at web site maintained by the SEC at www.sec.gov or directly from Laser Vision.